PACIFIC RIM MINING CORP.
NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of PACIFIC RIM MINING CORP. (hereinafter called the "Company") will be held at the 11th Floor Meeting Room, Bentall II, 555 Burrard Street, Vancouver, B.C., on Wednesday, the 8th day of October, 2003 at the hour of 2:30 in the afternoon (local time), for the following purposes:

1.	To receive the report of the Directors;

2.
To receive the audited consolidated financial statements of the Company for the financial year ended April 30, 2003 (with comparative statements relating to the preceding financial periods) together with the Auditors report thereon;

3.	To determine the number of Directors at seven (7);

4.	To elect Directors;

5.	To appoint Auditors and to authorize the Directors to fix their remuneration;

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company’s 2003 Annual Report (containing the Directors' Report referred to in item 1 above and the audited consolidated financial statements for the financial year ended April 30, 2003 referred to in item 2 above) including Management’s Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy and notes thereto, and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail, fax or deliver the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 27th day of August, 2003.

BY ORDER OF THE BOARD
"Thomas C. Shrake"
Chief Executive Officer and Director